
March 12, 2013

By E-Mail

Marc Weingarten, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022

>   **Re: Vivus, Inc.**
>   **Soliciting Material filed pursuant to Rule 14a-12**
>   **Filed by First Manhattan Co. et al.**
>   **Filed March 8, 2013**
>   **File No. 1-33389**

Dear Mr. Weingarten:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Soliciting Material

1. We note the following statement about the issuer: "…in light of the failed Qsymia launch, which has led to a 65% decline in Vivus stock price. That translates to a $2B loss in shareholder value over the past eight months." Please provide supplementally to us or revise to disclose, your support for any statements relating to the board's or the issuer's performance. In addition, to facilitate our review, where the bases are other documents, such as prior proxy statements, Forms 10-K and 10-Q, annual reports, analysts' reports and newspaper articles, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Please also mark or highlight the supporting documents provided to identify the specific information upon which you rely.

2. We note the following statements regarding FMC: "Only once in FMC's history of investing in thousands of companies have we felt compelled to nominate directors. That company's stock price more than doubled in approximately four months after three of our nominees were seated." Please provide us with supplemental support for your statements. Please balance your disclosure by stating that the results that FMC may achieve for Vivus may not be the same as those achieved for the company discussed.

3. Regarding your nominees, we note the following statement: "They have fixed broken companies, refinanced distressed companies, successfully launched blockbuster drugs, and sold companies at favorable prices for shareholders." Please provide us with supplemental support for your statement. Please balance your disclosure by stating that the results that the nominees may achieve for Vivus may not be the same as those achieved for the companies discussed.

4. We note the various plans that the participants have for Vivus, including immediately electing a Lead Independent Director. Please revise to clarify that the nominees' plans could change subject to their fiduciary duty to stock holders if elected.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each participant and filing person acknowledging that:

- the participant or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions